Exhibit I

Capital Product Partners L.P. Announces the Appointment of Mr. Keith Forman as

Non-Executive Chairman of the Board

ATHENS, GREECE — (Marketwired) — -10/05/17- Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) today announced the appointment of Mr. Keith Forman as non-executive Chairman of the Board of the Partnership. His appointment is effective from October 1, 2017. Mr. Forman has been an independent non-executive director of the Partnership since April 2007. He has served as a director and Chairman of the Board’s conflicts committee and as a member of the audit committee. Mr. Forman will continue to serve in the same positions with both the Board’s audit and conflicts committees.

Mr. Forman will replace Mr. Ioannis Lazaridis, who resigned as Chairman of the Board of the Partnership in September 2017.

Commenting on these changes, Mr. Lazaridis said: “With the recently announced new credit facility intended to refinance, together with available cash, most of the Partnership’s indebtedness, I believe that the Partnership is in an excellent position to seek new growth opportunities. I feel that this is the right time for me, three years after I relinquished the roles of CEO & CFO of the general partner to the Partnership, to pursue my personal investment interests.

“I am delighted to see Mr. Forman appointed as Chairman of the Board of the Partnership and I wish him every success in his new role. I believe that with his wealth of experience and deep knowledge of Master Limited Partnerships, Mr. Forman is the right person to chair the Board of CPLP going forward. Importantly, I would like to thank all the Board members of the Partnership and colleagues in the Capital entities for their cooperation to date.”

Mr. Forman commented: “I am honored to be appointed Chairman at this important juncture for the Partnership, and I look forward to working with the Board and management of the general partner in developing and executing the Partnership’s growth strategy going forward.”

The Partnership also previously announced the retirement of Mr. Pierre Demandolx-Dedons from the Partnership’s board of directors, with effect upon the general meeting of the unitholders held on September 8, 2017 and the appointment of Mr. Rory Hussey, a former ING Bank and Citibank executive with extensive experience in ship finance.

Brief Biography of Mr. Keith Forman

Mr. Forman has been involved in the Master Limited Partnership industry since its inception 30 years ago. Initially he was a banker at a predecessor of JP Morgan, before becoming the CFO and a Director of a midstream MLP ultimately merged into Enterprise Products Partners. His other MLP related experience, in addition to his Directorship at Capital Product Partners has been to have at various times served as a Director of Kayne Anderson Energy Development, Rentech Nitrogen Partners and CVR Partners. A more comprehensive biography of Mr. Forman is incorporated in our public filings and is viewable through our website.

Biography of Mr. Rory Hussey

Mr. Hussey was elected to our Board of Directors on September 8, 2017. Mr. Hussey previously served as a Managing Director of ING Bank, in charge of ING’s ship finance business in Southern Europe and the Middle East. Mr. Hussey retired from his position in July 2017. Mr. Hussey started his career with Citibank’s shipping team in 1974. He held a variety of positions within Ship Finance at Citibank and worked for 20 years in Hong Kong, New York, Taipei, and Athens. After returning to London, he headed Citi’s transportation finance syndications team. He joined ING in 2001 in charge of shipping syndications before becoming head of Sales for the London Syndications team. Mr. Hussey subsequently returned to ship finance and became Managing Director of ING Bank in 2009. Mr. Hussey holds a M.Sc. (Econ) from the London School of Economics and Political Science.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten neo Panamax container vessels and one capesize bulk carrier. Its vessels trade predominantly under period charters to Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana, Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines (Pte) Ltd, PetróleoBrasileiro S.A., Repsol Trading S.A., and Capital Maritime.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Gerasimos (Jerry) Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.